MITEL NETWORKS CORPORATION

350 Legget Drive

Ottawa, Ontario

K2K 2W7

June 22, 2016

Larry Spirgel

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mitel Networks Corporation

Registration Statement on Form S-4 (Registration No. 333-211358), filed on

May 13, 2016 and amended on June 10, 2016 and June 21, 2016

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, Mitel Networks Corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced registration statement (the “Filing”), so as to become effective at 9:00 a.m. (Eastern Time) on June 24, 2016, or as soon as possible thereafter.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam M. Givertz at (212) 373-3224 of Paul, Weiss, Rifkind, Wharton & Garrison LLP should you have any questions or comments regarding this letter.

Very truly yours,

MITEL NETWORKS CORPORATION

By:	/s/ Greg Hiscock
Greg Hiscock

Vice President, General Counsel & Corporate Secretary

cc:	Courtney Lindsay, Securities and Exchange Commission

Michael S. Ringler, Wilson Sonsini Goodrich & Rosati, P.C.

Adam M. Givertz, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Stephen C. Centa, Paul, Weiss, Rifkind, Wharton & Garrison LLP